Exhibit No. (d)(6)

COMMUNITY CAPITAL TRUST

Amendment No. 1 to Sub-Advisory Agreement

This Amendment No. 1 to Sub-Advisory Agreement (the “Amendment”) dated as of January 24, 2014, by and between Community Capital Management, Inc., a Delaware corporation (the “Adviser”), and Badge Investment Partners, LLC, a New Jersey limited liability company (the “Sub-Adviser”).

The parties hereto, intending to be legally bound, hereby agree as follows:

1.      Compensation of the Sub-Adviser. Section 7 of the Sub-Advisory Agreement dated as of May 31, 2013 between the Adviser and Sub-Adviser (the “Sub-Advisory Agreement”) pertaining to the CCM Alternative Income Fund (formerly known as the CCM Active Income Fund) (the “Fund”) is hereby amended and restated in its entirety to read as follows:

“7. Compensation of the Sub-Adviser. For the services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Adviser will pay the Sub-Adviser and the Sub-Adviser will accept as full compensation therefor fees, computed and paid monthly, at the annual rate of 0.55% of the Sub-Advised Assets’ gross long positions up to 75% of the Fund’s total assets (less any balances held in money market vehicles) as of month-end; provided, however, that (a) in the event leverage is used as of month-end, then the fees paid to the Sub-Adviser for assets managed above 75% of the Fund’s assets (less any balances held in money market vehicles) will be pro-rated by the amount of leverage, and (b) in the event the Fund is not leveraged as of month-end and the Sub-Adviser manages in excess of 75% of the Fund’s total assets (less any balances held in money market vehicles) as of month-end, then the Sub-Adviser will be paid fees on the Sub-Advised Assets’ total gross long positions (less any balances held in money market vehicles).”

2.           Definitions. Unless otherwise defined herein, all capitalized terms used in this Amendment shall have their respective defined meanings ascribed to them in the Sub-Advisory Agreement.

3.           Miscellaneous. Except to the extent expressly amended by this Amendment, the Sub-Advisory Agreement shall remain unchanged and in full force and effect. References therein to “this Agreement,” “hereby,” “herein,” and the like shall be deemed to refer to the Sub-Advisory Agreement, as amended by this Amendment. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

COMMUNITY CAPITAL TRUST

By:	/s/ Alyssa Greenspan
Name:	Alyssa Greenspan
Title:	Vice President

BADGE INVESTMENT PARTNERS, LLC

By:	/s/ Andrew Cowen
Name:	Andrew Cowen
Title:	Managing Member